

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Terig Hughes
Chief Financial Officer
VolitionRx Limited
1489 West Warm Springs Road, Suite 110
Henderson, NV 89014

> **Re: VolitionRx Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-36833**

Dear Terig Hughes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 76

1. We note that you identified material weaknesses in your internal control over financial reporting as of December 31, 2022. Please revise future filings to clearly describe each specific material weakness identified and definitively state managements conclusion of the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences